UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

IAC/InterActiveCorp Retirement Savings Plan

* Other Schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the IAC/InterActiveCorp Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the "supplemental schedule") has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 1998.

New York, New York June 22, 2022

IAC/InterActiveCorp Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Cash	$4,704	$—
Investments, at fair value	580,866,595	584,819,775
Receivables:
Notes receivable from participants	4,514,294	4,219,075
Participant contributions	973,505	734,529
Employer contributions	359,630	249,342
Total receivables	5,847,429	5,202,946
Net assets available for benefits	$586,718,728	$590,022,721
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021
Additions to net assets attributed to:
Contributions:
Participants	$51,726,041
Employer, net of forfeitures	26,513,825
Participant rollovers	9,540,316
Total contributions	87,780,182
Investment income:
Net realized and unrealized appreciation in fair value of Plan investments	59,156,385
Dividend, interest and other income	14,444,459
Total investment income	73,600,844
Total additions	161,381,026

Deductions from net assets attributed to:
Benefits paid to participants	(61,210,641)
Administrative expenses	(767,342)
Total deductions	(61,977,983)
Net increase	99,403,043
Transfers out, net	(102,707,036)
Net assets available for benefits—beginning of year	590,022,721
Net assets available for benefits—end of year	$586,718,728
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

Note 1—Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of IAC/InterActiveCorp (“IAC” or the “Company”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions (including an irrevocable In-Plan Roth rollover) ranging from 1% to 50% of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to annual limitations established by the Internal Revenue Service (“IRS”). For 2021, the IRS limited the annual tax-deferred contribution to $19,500 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions (limited to $6,500 for each participant in 2021). Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can generally direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired (and rehired) employees are automatically enrolled in the Plan, with pre-tax contributions of 6% of their eligible compensation (as defined in the Plan document) through payroll deductions commencing approximately 90 days after the date of their first paycheck. Such deductions will be automatically directed into the T. Rowe Price Retirement Trust Funds based on the employee's expected year of retirement. In addition, employees who have: (i) previously been enrolled in the Plan, but have elected to contribute 0% of their eligible compensation, will be automatically increased to pre-tax contributions of 6% of their eligible compensation and (ii) elected to defer less than 10% of their eligible compensation will be automatically increased annually at a rate of 1% (up to a maximum of 10%), with annual increases being effected by way of pre-tax contributions for employees who have elected to make pre-tax and Roth 401(k) contributions and by way of post-tax contributions for employees who have elected to make Roth 401(k) contributions only. New and existing employees are notified of their automatic enrollment and/or automatic changes to their contributions in advance and may elect to not participate in the Plan, change the default investment option and/or change the default contribution percentage.
Depending upon the IAC subsidiary for which a given participant provides services, the Company either matches 100% of the first 10% of eligible compensation or 50% of the first 6% of eligible compensation (subject to IRS limits on Company matching contributions) that a participant contributes in each payroll period to the Plan. The Plan limits Company matching contributions to $10,000 per participant on an annual basis. The Company may also make discretionary contributions of funds annually, which (if applicable) would be determined by the Company’s Board of Directors (or a Committee thereof).
Company matching contributions and discretionary contributions are directed to Plan investment options based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant account is credited with participant contributions, Company matching contributions and Company discretionary contributions (if any), as well as an allocation of Plan earnings (losses). Plan earnings (losses) are allocated by fund based on the ratio of a participant's investment in a particular fund to all participants' investment in that same fund. Fees charged for participant loans and distributions are allocated directly to the relevant participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, Company matching contributions (plus earnings thereon) vest after two years of credited service. For participants in plans that were merged into the Plan, the Company matching contributions may vest over different periods per the terms of the merged plans. In these cases, participants should refer to the applicable Plan amendments for a complete description of vesting provisions of merged plans.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled approximately $1.4 million and $1.0 million at December 31, 2021 and 2020, respectively. The amount of forfeitures used to reduce the Company's matching contributions for the year ended December 31, 2021 totaled approximately $1.4 million.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Except for loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the terms of the initial loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates at the time of the loan as determined by the recordkeeper. Principal and interest are paid ratably through regular payroll deductions. Upon a termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At both December 31, 2021 and 2020, interest rates on outstanding loans ranged from 4.25% to 6.50%, with maturity dates through September 29, 2036 and November 30, 2035, respectively.
Payment of Benefits
Upon a termination of employment, death, disability, financial hardship or the attainment of age 59 1/2, vested participant accounts generally become distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan; provided, however, that related distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 72. Vested participant account balances of less than $5,000 but more than $200 will be automatically rolled over into an individual retirement account unless the participant elects otherwise. Vested participant account balances of $200 or less will be automatically distributed in a lump sum. When participants reach the age of 59 1/2, they may elect to withdraw some or all of their vested account balance while still employed. In some cases, pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, if the Plan is terminated by the Company, all amounts credited to participant accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Coronavirus Aid, Relief and Economic Security Act (the "CARES Act")
The COVID-19 outbreak, which was declared a "pandemic" by the World Health Organization in March 2020, has resulted in significant volatility in the global economy. The extent to which developments related to the COVID-19 pandemic and measures designed to curb its spread continue to impact Plan participants' account balances and the Plan's net assets available for benefits will depend on future developments, all of which are highly uncertain and many of which are beyond the control of the Company, in its capacity as Plan Administrator. Such future developments include the continuing spread of COVID-19, the severity of resurgences of COVID-19 caused by variant strains of the virus, the effectiveness of vaccines and attitudes toward receiving them, the scope of governmental and other restrictions on travel, discretionary services and other activity, and public reactions to these developments.
On March 27, 2020, the CARES Act was signed into law. Through December 31, 2020, the CARES Act provided opportunities for temporary relief to qualified retirement plans and their participants to support companies affected by the COVID-19 pandemic and their employees. All provisions provided under the CARES Act (including the temporary suspension of loan payments and the ability of Plan participants to borrow from their accounts at lower interest rates than in prior periods) were made available to the participants of the Plan and expired on or about December 31, 2020.
Note 2—Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3—Fair Value Measurements" for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.
Benefit Payments
Benefit payments are recorded when paid.
Accounting Pronouncements not yet adopted by the Plan
There are no recently issued accounting pronouncements that have not yet been adopted that are expected to have a material effect on the Plan's financial statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 3—Fair Value Measurements
Plan management categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:
•    Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.
•    Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.
•    Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.
The shares of registered investment companies, and the investments in the IAC/InterActiveCorp common stock fund and the self-directed brokerage account investment option (which invests primarily in common stocks, registered investment companies and cash equivalents), are valued at quoted market prices at year-end. The fair value of common collective trust funds is based on the NAV reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. While the underlying assets are actively traded, the funds, however, are not publicly traded and pricing information is accessible only to Plan participants. The funds are therefore classified as Level 2. There are no restrictions on redemptions related to the common collective trust funds. There have been no changes in the valuation methodologies used at December 31, 2021 and 2020.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, Plan assets that are measured at fair value as of December 31, 2021 and 2020. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2021
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies	$211,432,365	$—	$211,432,365
Investment in IAC/InterActiveCorp common stock fund	14,984,418	—	14,984,418
Investment in self-directed brokerage account	15,197,910	—	15,197,910
Investments in common collective trust funds	—	339,251,902	339,251,902
Total investments, at fair value	$241,614,693	$339,251,902	$580,866,595

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

	December 31, 2020
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies	$229,239,540	$—	$229,239,540
Investment in IAC/InterActiveCorp common stock fund	21,788,285	—	21,788,285
Investment in self-directed brokerage account	16,631,544	—	16,631,544
Investments in common collective trust funds	—	317,160,406	317,160,406
Total investments, at fair value	$267,659,369	$317,160,406	$584,819,775
Note 4—Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the receipt of this determination letter. The Company, in its capacity as Plan Administrator, believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company, in its capacity as Plan Administrator, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no material uncertain tax positions taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5—Transfers Out, net
On June 30, 2020, the businesses of Match Group, Inc. ("Match Group") were separated from the remaining businesses of IAC. In connection with this transaction $131.3 million of net assets available for benefits for the employees of Match Group were transferred out of the Plan on January 7, 2021 into a new retirement savings plan established and maintained by Match Group.
Following IAC's acquisition of Care.com, Inc. ("Care.com") on February 11, 2020, the Care.com 401k Plan was merged into the Plan effective as of January 1, 2021 and $28.6 million of net assets available for benefits for the employees of Care.com were transferred into the Plan on January 4, 2021.
The aggregate transfers out, net during the year ended December 31, 2021 was $102.7 million.
Note 6—Related-Party Transactions
One of the investment options in the Plan is common stock of IAC, the sponsor of the Plan. This investment qualifies as a party-in-interest.
Note 7—Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 8—Subsequent Events
On May 25, 2021, IAC completed the spin-off of its full stake in Vimeo, Inc. ("Vimeo") to IAC shareholders. In connection with this transaction, $54.1 million of net assets available for benefits for the employees of Vimeo was transferred out of the Plan on January 4, 2022 into a new retirement savings plan established and maintained by Vimeo.
On December 1, 2021, Dotdash Media Inc., a wholly-owned subsidiary of IAC, completed the acquisition of Meredith Holdings Corporation ("Meredith"), which holds Meredith Corporation's national media business, consisting of its digital and magazine businesses, and its corporate operations. In connection with this transaction, and as permitted by the relevant Plan documents, the Company expects to merge the accounts of eligible participants of the Meredith Savings and Investment Plan into the Plan, effective January 1, 2023. As of June 1, 2022, the estimated fair value of the net assets available for benefits of the Meredith Savings and Investment Plan was approximately $900 million.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 84-3727412 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	T. Rowe Price Retirement 2050 Trust Fund	Common Collective Trust Fund		$72,273,325
	Vanguard Institutional Index	Registered Investment Company		66,546,227
	T. Rowe Price Retirement 2055 Trust Fund	Common Collective Trust Fund		65,406,920
	T. Rowe Price Retirement 2045 Trust Fund	Common Collective Trust Fund		57,963,331
	T. Rowe Price Retirement 2040 Trust Fund	Common Collective Trust Fund		42,028,675
	T. Rowe Price Large Gap Growth I	Registered Investment Company		33,988,410
	T. Rowe Price Retirement 2035 Trust Fund	Common Collective Trust Fund		28,896,462
	T. Rowe Price Retirement 2060 Trust Fund	Common Collective Trust Fund		26,380,777
	Personal Choice Retirement Account	Self-directed Brokerage Account		15,196,181
	T. Rowe Price Retirement 2030 Trust Fund	Common Collective Trust Fund		14,959,314
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund		14,656,577
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund		14,654,469
	JP Morgan Equity Income R6	Registered Investment Company		13,031,725
	Vanguard Extended Market Index Institutional Fund	Registered Investment Company		13,013,172
	JP Morgan Mid Cap Value Institutional Fund	Registered Investment Company		11,425,169
	Hartford Small Cap Growth Y Fund	Registered Investment Company		9,953,822
	Vanguard Total Intl Stk Instl	Registered Investment Company		9,011,385
	T. Rowe Price Retirement 2025 Trust Fund	Common Collective Trust Fund		8,969,983
	Hartford Mid Cap Fund Y	Registered Investment Company		8,674,843
	Vanguard Total Bond Market Index Institutional	Registered Investment Company		7,926,046
	Oppenheimer International Growth Fund	Registered Investment Company		7,612,615
	Goldman Sachs Small Cap Value Institutional Fund	Registered Investment Company		5,591,019
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		5,229,633
	PIMCO Total Return Fund	Registered Investment Company		5,025,299
	T. Rowe Price International Discovery Fund	Registered Investment Company		4,259,172
	Pear Tree Polaris Foreign Value R6	Registered Investment Company		4,161,436
	Oppenheimer Developing Markets Fund R6	Registered Investment Company		3,752,239
	T. Rowe Price Retirement 2020 Trust Fund	Common Collective Trust Fund		3,691,484
	Invesco Global Real Estate R5 Fund	Registered Investment Company		2,230,153
	T. Rowe Price Retirement Balanced Trust Fund	Common Collective Trust Fund		1,903,677
	T. Rowe Price Retirement 2015 Trust Fund	Common Collective Trust Fund		880,008
	T. Rowe Price Retirement 2010 Trust Fund	Common Collective Trust Fund		573,246
	T. Rowe Price Retirement 2005 Trust Fund	Common Collective Trust Fund		373,827
	State Street Institutional U.S Government Money Market Fund (1)	Money Market Fund		329,949
	T. Rowe Price Retirement 2065 Trust Fund	Common Collective Trust Fund		294,296
	Limited Partnership (2)	Limited Partnership		1,729
	Total Investments, at fair value			580,866,595
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%, with maturity dates through September 29, 2036		4,514,294
	Total			$585,380,889
____________________________________________
*    Party-in-interest to the Plan as defined by ERISA.
**    These investments are participant-directed and, therefore, cost information is not required.
(1)    The State Street Institutional U.S. Government Money Market Fund has been broken out from the IAC/InterActiveCorp Common Stock Fund for the purposes of this schedule. They are included together in the "Investment in IAC/InterActiveCorp common stock fund" balance in the fair value table in "Note 3—Fair Value Measurements."
(2)     The Limited Partnership investment has been broken out from the Personal Choice Retirement Account for purposes of this schedule. They are included together in the "Investment in self-directed brokerage account" balance in the fair value table in "Note 3—Fair Value Measurements."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2022		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp